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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/02/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL & ESTATE MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7143 MARINER BLVD
(No. and Street)

SPRING HILL (City) FL (State) 34609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN C. UMBER, PRESIDENT/CEO (813) 230-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALAN K. GEER, P.A., CPA'S
(Name – *if individual, state last, first, middle name*)

7401 D TEMPLE TERRACE HWY (Address) TAMPA (City) FL (State) 33637 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN C. UMBERI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL & ESTATE MANAGEMENT, INC., as of FEBRUARY 25th, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHARLES DOUGLAS NORTON JR.
Notary Public - State of Florida
My Comm. Expires Aug 27, 2013
Commission # DD 920807
Bonded Through National Notary Assn.

Signature

CEO AND PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL & ESTATE MANAGEMENT, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2011

ALAN K. GEER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

TAMPA, FLORIDA

CAPITAL & ESTATE MANAGEMENT, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2011

ALAN K. GEER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TAMPA, FLORIDA

CAPITAL & ESTATE MANAGEMENT, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Alan K. Geer, P.A.
SINCE 1984
AGK
CERTIFIED PUBLIC ACCOUNTANTS

7401 D Temple Terrace Hwy.
Tampa, Florida 33637

(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
ageercpa@aol.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of:
Capital & Estate Management, Inc.

We have audited the accompanying statement of financial condition of Capital & Estate Management, Inc. (an S-corporation) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the period August 2, 2011 through December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital & Estate Management, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the period August 2, 2011 through December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the required supplementary information schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Tampa, Florida

February 23, 2012

MEMBER - AMERICAN INSTITUTE AND FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 26,428
Accounts Receivable	5,007
Prepaid Expenses	1,636
TOTAL CURRENT ASSETS	33,071
FIXED ASSETS	
Furniture, Office Equipment and Computer Equipment	7,551
Leasehold Improvements	23,150
Signage	1,263
Accumulated Depreciation	(21,192)
TOTAL FIXED ASSETS	10,772
TOTAL ASSETS	$ 43,843

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Credit Card Payable	$ 719
Accrued Operating Expenses	3,909
TOTAL CURRENT LIABILITIES	4,628
STOCKHOLDER'S EQUITY	
Capital Stock	100
Paid in Capital	24,250
Retained Earnings	14,865
TOTAL STOCKHOLDER'S EQUITY	39,215
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 43,843

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF INCOME
For the period August 2, 2011 through December 31, 2011

REVENUE	
12b-1 Fees	$ 55,570
Commission Income	14,062
TOTAL REVENUE	69,632
OPERATING EXPENSES	
Advertising	42
Rent and Utilities	3,770
Telephone	1,502
Employee Leasing Costs	16,355
Commissions	8,892
Insurance Expense	359
Depreciation Expense	658
Licenses and B-D Registration	18,827
FINOP Consulting Fees	3,333
TOTAL OPERATING EXPENSES	53,738
ADMINISTRATIVE EXPENSES	
Office, Postage and Printing Expenses	478
Accounting and Professional Fees	4,384
Other Administrative Expenses	740
TOTAL ADMINISTRATIVE EXPENSES	5,602
TOTAL EXPENSES	59,340
NET INCOME	$ 10,292

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period August 2, 2011 through December 31, 2011

	Capital Stock Common			Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity	
	Shares Issued and Outstanding		Amount						
Balances at August 2, 2011	100	$	100	$	24,250	$	20,404	$	44,754
Net Income			-		-		10,292		10,292
Stockholder Distributions			-		-		(15,831)		(15,831)
Balance at December 31, 2011	100	$	100	$	24,250	$	14,865	$	39,215

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the period,August 2, 2011 through December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	10,292
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		658
Decrease (Increase) in accounts receivable - net		(5,007)
Decrease (Increase) in prepaids and other assets		8,999
Increase (Decrease) in credit card payable		29
Increase (Decrease) in accrued expenses and other liabilities		3,909
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		18,880
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale proceeds (Acquisition of) property and equipment		0
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal (payments) on notes payable		0
New borrowings on notes payable		0
Additional paid in capital		0
Stockholder distributions paid		(15,831)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(15,831)
NET INCREASE (DECREASE) IN CASH		3,049
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		23,379
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	26,428

Supplemental Disclosures:		
Interest Paid	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS

Capital & Estate Management, Inc. (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") since August 2, 2011. The Company is a subscription/application-way introducing broker/dealer that limits its business lines to a mutual fund retailer and a broker/dealer selling variable life insurance and annuities. The Company does not conduct business in foreign securities. It will not permit any of its associated persons to engage in Private Securities Transactions, nor Outside Business Activities. The Company conducts all securities transactions on an agency basis. The Company services retail clients with a net worth up to $15 million, with the average client having a total account value of $100,000 - $500,000. The Company offers only cash accounts to be held at the distributor.

The Company does not receive customer funds and does not receive customer securities. The Company does not effect more than 10 principal trades per year. The Company does not require any clearing arrangements because it is a subscription/application-way broker/dealer, which means that the Company only receives and promptly transmits checks made payable directly to the mutual fund or variable annuity distributor. The Company will not clear or settle any futures transactions or options transactions, so the Company is not required to be a member of the Options Clearing Corporation (OCC). At this time, the Company is not planning to have an omnibus account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to the authoritative guidance provided by the Financial Accounting Standards Board (FASB) in its Accounting Standards Codification (ASC) 940, "Financial Services - Brokers and Dealers" and pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all funds in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The Company maintains cash balances in accounts at two financial institutions. One of these accounts is fully insured by the Federal Deposit Insurance Corporation (FDIC). The other account is a money market account which is not insured by the FDIC or any other governmental insurance program. At December 31, 2011 the amount of cash that was fully insured was $20,229 and the amount in uninsured accounts was $6,199.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Fixed Assets

Property and fixed assets are carried at cost less accumulated depreciation and include expenditures which substantially increase the useful lives of existing assets. Maintenance and repairs that do not extend useful lives are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets. Office equipment, furniture and fixtures, and computer equipment are depreciated over useful lives of 5 years. Leasehold improvements are depreciated over useful lives limited by the term of the lease, including anticipated renewals. When property and fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and any profit or loss on disposition is credited or charged to earnings.

Fair Value of Financial Instruments

The Company measures fair value of investments based on the framework set forth by FASB ASC 820, "Fair Value Measurements and Disclosures." That framework provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value. Following is a description of those three levels as defined in FASB ASC 820.

Level 1 inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs: Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: Unobservable inputs for the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The carrying value of accounts receivable approximates fair value because of the short term nature of those instruments.

The carrying value of prepaid expenses approximate fair value because of the short term nature of those instruments.

The carrying value of credit card payable and accrued operating expenses approximate fair value because of the short term nature of those instruments.

See Note 7, which sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accrued Operating Expenses

The Company records or accrues expenses as incurred on the statement of income. Accrued expenses are recorded as liabilities on the balance sheet under the caption "Accrued Operating Expenses," which is accordingly adjusted as the liabilities are subsequently paid. At December 31, 2011, the Company had accrued expenses of $3,909, which consisted of accrued commissions payable, accrued utilities expenses, and accrued audit fees.

Revenue Recognition and Receivables

The Company recognizes revenue when earned, upon completion of the sale or service transaction. Thus, the Company records receivables for those earnings, which are accordingly adjusted when payments are received against those receivables.

The Company has selling agreements with mutual fund distributors and variable annuity distributors whereby commission is received from the sales of annuities and investment company shares, as well as 12b-1 service fees for ongoing management fees paid on a quarterly basis by the distributor.

The Company considers all receivables to be collectible based on the types of investment distributors and the nature of the selling agreements it has with those distributors. Therefore, the Company does not record an allowance for doubtful accounts. At December 31, 2011, the Company had no receivables aged over 30 days.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. For the period August 2, 2011 through December 31, 2011, the advertising and marketing expenses totaled $123.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, including assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used. During the period August 2, 2011 through December 31, 2011, the most significant estimates were depreciation expense and operating expense accruals.

Compensated Absences

The sole employee, John Charles Umber, who is also the 100% shareholder of the company, receives a fixed salary through a payroll leasing company. There is no provision for vacations, sick days, or personal days off, therefore, the Company has no provision for the accrual of compensated absences.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company is organized as a corporation in the State of Florida and has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on his shares and he includes the Company's net operating income or loss on his individual tax return. Accordingly, the financial statements do not include a provision or liability for income taxes.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities. Generally the Company's tax returns remain open for federal income tax examination for three years from the date of filing.

Risk Associated with Concentrations

Customer Base

For the period August 2, 2011 through December 31, 2011, the Company had no significant risk associated with concentrations of its customer base. No individual client accounted for 10% or more of the Company's revenues.

Distributors

The Company has selling agreements with three distributors. One distributor accounted for 86.75% of investments sold, and another accounted for approximately 13.19%.

The Company does not consider these concentrations to be a significant risk, since alternate distributors are readily available in the market.

NOTE 3 - ACCOUNTS RECEIVABLE

At December 31, 2011, Accounts Receivable consisted of the following:

Commissions receivable from American Funds	$	254
Ongoing compensation receivable from Lincoln Financial		4,753
	$	5,007

NOTE 4 - PROPERTY AND FIXED ASSETS

At December 31, 2011 Property and Fixed Assets consisted of the following:

Furniture, Office Equipment and Computer Equipment	$	7,551
Leasehold Improvements and Signage		24,413
Total fixed assets		31,964
Less: accumulated depreciation		(21,192)
Property and Fixed Assets, net	$	10,772

NOTE 5 - CURRENT LIABILITIES

On December 31, 2011, current liabilities consisted of accrued general operating expenses as follows:

Credit Card Payable	$	719
Commissions Payable		162
Accrued Expenses		3,747
	$	4,628

NOTE 6 - LONG TERM DEBT

The Company has no long term debt instruments.

NOTE 7 - FAIR VALUE MEASUREMENTS

As described in Note 2, the Company measures fair value of financial instruments based on the framework set forth by FASB ASC 820 which provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value.

The following tables set forth by level, within the fair value hierarchy, the Company's financial assets and liabilities at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Financial Assets				
Cash and Cash Equivalents	$ 26,428	$ -	$ -	$ 26,428
Accounts Receivable	5,007	-	-	5,007
Prepaid Expenses	1,636	-	-	1,636
Total financial asset fair values	$ 33,071	$ -	$ -	$ 33,071
Financial Liabilities				
Credit Card Payable	$ 719	$ -	$ -	$ 719
Commissions Payable	162	-	-	162
Accrued Expenses	3,747	-	-	3,747
Total financial liabilities fair values	$ 4,628	$ -	$ -	$ 4,628

NOTE 8 - LEASE COMMITMENTS

On March 8, 2010, the Company entered into a 5 year lease with Anisha Investments for its current business premises. The lease payment is $707 per month for the term of the lease, which expires March 8, 2015. The rent expense for the period August 2, 2011 through December 31, 2011, which is included in the accompanying income statement under the caption "Rent and Utilities," was $3,534.

Annual future rent payments required under the lease are as follows:

2012	$	8,482
2013		8,482
2014		8,482
2015		2,120

NOTE 9 - COMPENSATION

Payroll and benefits are provided through a third party employee leasing company (Paychex) which pays a wage to John C. Umber, the sole stockholder and only direct employee.

Sylvia J. Worthem is the registered general securities principal. Her compensation is commissions based, and she receives 100% commission on revenues that she generates for the Company.

Robert Gerstein is an outside consultant who has a one year contract, payable in monthly installments, to serve as FINOP (Financial Operations Principal). Under this agreement, he provides review of the Company's financial records, assumes responsibility for the FOCUS filings, provides guidance to and oversight of Sylvia Worthem, and provides her with the one year direct experience FINRA requires for her to become the Company's FINOP.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a broker/dealer's aggregate indebtedness, as defined, shall not exceed eight times net capital for a broker/dealer in business for less than one year, subject to a minimum net capital requirement. The minimum net capital for the Company is $5,000, however, net income cannot be distributed to its stockholder unless the capital is at least 120% of the minimum net capital, or $6,000 at the end of the calendar year. During the audit period, the company made distributions to its stockholder in the amount of $15,831, which was compliant with the distribution requirement.

At December 31, 2011, the Company had net capital of $26,683, which was $21,683 in excess of its required net capital of $5,000. The Net Capital was adequate for each period during the fiscal year.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 17.34%

NOTE 11 - EXEMPTION OF SEC RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a wide variety of sources, including the day to day operations of the business, governmental compliance, and contracts/agreements related to its customers and vendors. At December 31, 2011, there were no matters outstanding or unrecorded contingent liabilities known to management that would have a material effect on the Company's results of operations.

NOTE 13 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 23, 2012, (the issue date of the Company's financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements.

CAPITAL & ESTATE MANAGEMENT, INC.

REQUIRED SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2011

CAPITAL & ESTATE MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2011

NET CAPITAL COMPUTATION

Total Stockholder's Equity as of December 31, 2011	$	39,215
Less: Non-allowable Assets and Haircuts		(12,532)
Net Capital	$	26,683
Net Capital Required		5,000
Excess Net Capital as of December 31, 2011	$	21,683

AGGREGATE INDEBTEDNESS

Aggregate Indebtedness as included in Statement of Financial Position

Credit Card Payable	$	719
Accrued Operating Expenses		3,909
Total Aggregate Indebtedness	$	4,628
Ratio of Aggregate Indebtedness to Net Capital		17.34%

Reconciliation with Capital and Estate Management, Inc. computation
(included in Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, per December 31, 2011 unaudited Focus Report as filed	$	27,096
Net Audit Adjustments (Accrued expenses)		(413)
Net Capital, per December 31, 2011 audit report	$	26,683

CAPITAL & ESTATE MANAGEMENT, INC.
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
For the period August 2, 2011 through December 31, 2011

Capital & Estate Management, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

Alan K. Geer, P.A.
Since 1984
Certified Public Accountants
AGK

7401 D Temple Terrace Hwy.
Tampa, Florida 33637

(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
ageercpa@aol.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Member of:
Capital & Estate Management, Inc.

In planning and performing our audit of the financial statements of Capital & Estate Management, Inc. (the Company) as of December 31, 2011 and for the period August 2, 2011 through December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member - American Institute and Florida Institute of Certified Public Accountants

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Tampa, Florida

February 23, 2012

CAPITAL & ESTATE MANAGEMENT, INC.

SIPC MEMBERSHIP EXCLUSION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2011

ALAN K. GEER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

TAMPA, FLORIDA

CAPITAL & ESTATE MANAGEMENT, INC.

SIPC MEMBERSHIP EXCLUSION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2011

ALAN K. GEER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TAMPA, FLORIDA

Alan K. Geer, P.A.
SINCE 1984
A G K
CERTIFIED PUBLIC ACCOUNTANTS

7401 D Temple Terrace Hwy.
Tampa, Florida 33637

(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
ageercpa@aol.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Stockholder of:
Capital & Estate Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion from Membership (Form SIPC-3) of the Securities Investor Protection Corporation (SIPC) for the period August 2, 2011 through December 31, 2011. These procedures, which were agreed to by Capital & Estate Management, Inc. are solely to assist you, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and SIPC, in evaluating Capital & Estate Management, Inc.'s compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). Capital & Estate Management, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We verified that Capital & Estate Management, Inc. qualifies for the exclusion from membership in accordance with the provisions for exclusion under the Securities Investor Protection Act of 1970 and concluded that Capital & Estate Management, Inc. does qualify.

2. We verified that Capital & Estate Management, Inc. filed Form SIPC-3 correctly and timely according to the filing requirements of SIPC. We concluded that Form SIPC-3 was correctly and timely submitted to the Securities Investor Protection Corporation on August 2, 2011.

In our opinion, Capital & Estate Management, Inc. is in compliance with the requirements to qualify for exclusion from membership under the Securities Investor Protection Act of 1970 and the filing requirements for Form SIPC-3.

This reported is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.



Tampa, Florida

February 23, 2012

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature], CEO 8/2/2011

Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2011 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.